                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

    1-9948                                                          029 177 409
SEC FILE NUMBER                                                     CUSIP NUMBER


      (X) Form 10-K  ( ) Form 20-F  ( ) Form 11-K  ( ) Form 10-Q  ( ) Form N-SAR


      For Period Ended:    December 31, 1993


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________________


                        PART I - REGISTRANT INFORMATION

Full Name of Registrant:    American Realty Trust, Inc.

Former Name if Applicable:    Not Applicable

Address of Principal Executive Office:    10670 North Central Expressway,

Suite 300, Dallas, Texas  75231


                       PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, II -K, Form N-SAR, or portion thereof, will be
(X) filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                           See Statement I Attached.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Thomas A. Holland           (214)              692-4700
                (Name)               (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s),
                                                                  (X) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
           subject report or portion thereof?                     (X) Yes ( ) No

           If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           See Statement II Attached.


                           AMERICAN REALTY TRUST, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        March 31, 1994              By     /s/ THOMAS A. HOLLAND
                                          Thomas A. Holland
                                          Senior Vice President and
                                          Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                   ATTENTION
  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                          AMERICAN REALTY TRUST, INC.
                            FORM 12B-25 TO FORM 10-K
                        FOR YEAR ENDED DECEMBER 31, 1993

                              SEC FILE NO. 1-9948





STATEMENT I
FORM 12B-25, PART III NARRATIVE

American Realty Trust, Inc. ("ART") is filing this notification of late filing with regard to its Annual Report on Form 10-K for the fiscal year December 31, 1993 (the "Form 10-K"), which could not be completed without unreasonable effort and expense. ART is unable to file the Form 10-K on a timely basis because it awaits finalization of its financial statements as they relate to equity in earnings/losses of equity affiliates and finalization of certain property appraisals. The finalization of its financial statements affects both the discussion of ART's business in the forepart of the Form 10-K and the audited financial statements included in Item 8 of the Form 10-K.





STATEMENT II
FORM 12B-25, PART IV(3) - OTHER INFORMATION

ART will report a loss from operations in 1993 significantly less than the $11.1 million net loss reported in 1992. ART further anticipates that its net loss for 1993, will be in the range of $4.0 million to $5.0 million. 1993 reported results include extraordinary gains totalling $3.8 million, consisting of $443,000 from the early retirement of debt, and $3.4 million representing ART's proportionate share of the extraordinary gain of an equity affiliate.